Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 O: 212.999.5800 F: 212.999.5899

December 16, 2022

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Perry Hindin, Esq.

Re:	KnowBe4, Inc.

Preliminary Proxy Statement on Schedule 14A
Filed November 14, 2022
File No. 001-40351

Transaction Statement on Schedule 13E-3
Filed November 14, 2022
File No. 005-92503

Dear Mr. Hindin:

On behalf of our client, KnowBe4, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 9, 2022, concerning the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Commission on November 14, 2022 by the Company and the transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Commission on November 14, 2022 by the Company, Oranje Merger Sub, Inc., Oranje Holdco, LLC, VEPF VII SPV I, L.P., VEPF VII SPV I Holdings, L.P., Vista Equity Partners Fund VII GP, L.P., VEPF VII GP, Ltd., Robert F. Smith, KKR Knowledge Investors L.P., Stephen Shanley, Elephant Partners I, L.P., Elephant Partners II, L.P., for itself and as nominee for Elephant Partners II-B, L.P., Elephant Partners II-B, L.P., Elephant Partners 2019 SPV-A, L.P., Jeremiah Daly, Sjoerd Sjouwerman, Sjouwerman Enterprises Limited Partnership, and Sjouwerman Management, LLC (collectively, the “13E-3 Filing Persons”).

In connection with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”), and the 13E-3 Filing Persons are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Preliminary Proxy Statement and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Preliminary Proxy Statement.

AUSTIN     BEIJING     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

December 16, 2022

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed November 14, 2022

Reasons for the Merger; Recommendation of the Special Committee and the KnowBe4 Board, page 44

1.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section of the proxy statement to include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the Board’s fairness determination.

The Company has revised the disclosure on page 54 of the Amended Preliminary Proxy Statement to explain why the KnowBe4 Board did not deem the factor described in clause (vi) material or relevant to its fairness determination.

General

2.

We note that the registrant has applied for confidential treatment of certain information contained in exhibits (c)(ii) through (c)(vii). Any comments related to the registrant’s request for confidential treatment will be delivered under separate cover.

The Company acknowledges the Staff’s comment that any comments related to the request for confidential treatment will be delivered under separate cover. The Company respectfully notes for the Staff that the 13E-3 Filing Persons have refiled with the Amended Schedule 13E-3 (1) an unredacted version of exhibit (c)(vi) and (2) versions of exhibits (c)(ii)-(c)(v) and (c)(vii) that include certain information that was previously redacted. The Company further advises the Staff that the Company has, concurrently with the submission of this letter, sent to the Staff a revised confidential treatment request that (1) withdraws the confidential treatment request with respect to exhibit (c)(vi) of the Schedule 13E-3 and (2) reduces the scope of the confidential treatment requests with respect to exhibits (c)(ii)-(c)(v) and (c)(vii).

3.

Disclosure throughout the proxy statement indicates that “the KnowBe4 Board, acting upon the recommendation of the Special Committee…determined that…the Merger is…fair to and in the best interests of KnowBe4 and its stockholders, including the Unaffiliated Stockholders.” The term “Unaffiliated Stockholders” does not appear to exclude from its definition holders of KnowBe4 common stock that are directors of KnowBe4, other than those directors who are affiliates of KKR & Co. and Elephant Funds. Please note that the staff considers directors of KnowBe4 to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase “Unaffiliated Stockholders” includes any holders of KnowBe4 common stock who are directors of KnowBe4 or its affiliates and not otherwise affiliated with KKR & Co. and Elephant Funds or their affiliates. Disclosure regarding the Board’s fairness determination with respect to the phrase “Unaffiliated Stockholders,” as opposed to unaffiliated holders of shares of KnowBe4 common stock, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A. In responding to this comment, consider the disclosure on page 4, which appears to be the only instance in the proxy statement where the disclosure states that “the KnowBe4 Board believes that the Merger is fair to KnowBe4 and the ‘unaffiliated security holders’ as defined in Rule 13e-3 under the Exchange Act.”

Securities and Exchange Commission

December 16, 2022

The Company respectfully notes for the Staff that the definition of “Unaffiliated Stockholders” excludes (1) Messrs. Daly and Shanley, who are affiliated with the Elephant Funds and KKR & Co., respectively, and (2) Mr. Sjouwerman, who is a Rollover Stockholder and an officer of the Company (Messrs. Daly, Shanley and Sjouwerman collectively, the “Affiliated Directors”). The definition of Unaffiliated Stockholders does not, however, exclude the members of the KnowBe4 Board other than the Affiliated Directors (the “Unaffiliated Directors”). The Company understands the Staff’s position that the Unaffiliated Directors are deemed to be “affiliates” of the Company and therefore are not “unaffiliated security holders,” as such terms are defined under Rule 13e-3(a)(1) and (4) under the Exchange Act. The Company has revised the disclosure on pages 53 and 54 of the Amended Preliminary Proxy Statement to further explain that the Special Committee and the KnowBe4 Board considered the Unaffiliated Stockholder Vote (the receipt of which is a condition to the Company’s ability to consummate the Merger) in support of their belief that the Merger is fair to the Company’s “unaffiliated security holders,” as defined in Rule 13e-3(a)(4) under the Exchange Act.

The Company further advises the Staff that it has revised the disclosure in the letter to stockholders and on page 53 of the Amended Preliminary Proxy Statement to include additional disclosure similar to that referenced by the Staff on page 4 of the Preliminary Proxy Statement, which has also been slightly revised to conform to the references throughout the Amended Preliminary Proxy Statement. The Company respectfully advises the Staff that the Amended Preliminary Proxy Statement, in satisfaction of Item 1014(a) of Regulation M-A and Item 8 of Schedule 13E-3, includes disclosure in the letter to stockholders and on pages 4, 46 and 53 affirmatively stating that the Special Committee and the KnowBe4 Board, on behalf of the Company, believes that the Merger is fair to the Company’s unaffiliated security holders.

*        *         *

Securities and Exchange Commission

December 16, 2022

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (312) 636-2073 or mbaier@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan J. Baier
Megan J. Baier

cc:	KnowBe4, Inc.

Sjoerd Sjouwerman

Robert Reich

Alicia Dietzen

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Todd Cleary

Douglas K. Schnell

Catherine Riley Tzipori

Kirkland & Ellis LLP

Daniel E. Wolf

David M. Klein

Chelsea Darnell

Gibson Dunn & Crutcher LLP

Saee Muzumdar

Latham & Watkins LLP

Bradley Faris

Hans Brigham